Via EDGAR

August 4, 2022

Mr. Eric Atallah

Ms. Lynn Dicker

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amneal Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-38485

Dear Mr. Atallah and Ms. Dicker:

Amneal Pharmaceuticals, Inc. (the “Company,” “we,” or “our”) is writing this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission dated June 27, 2022 with respect to the Company’s Annual Report on Form 10-K filing referenced above.

To assist your review, we have reproduced the text of the Staff’s comment in bold below.

Form 10-K for the Fiscal Year Ended December 31, 2021

Note 26 – Segment Information, page F-66

1.

Your disclosure on page F-12 indicates that you operate principally in the United States, India, and Ireland. Please revise future filings to disclose the amount of revenue and long-lived assets that are attributed to the United States as well as any individual foreign country that is material. Refer to ASC 280-10-50-41.

Response:

Over 99% of our consolidated net revenue for the years ended December 31, 2021 and 2020 was attributed to the United States. In response to the Staff’s comment, we expect to prospectively revise the segment disclosures in our 2022 Annual Report on Form 10-K as follows:

Net revenue from external customers is attributed to countries based on the location of the product shipment. For the years ended December 31, 2022, 2021, and 2020, net revenue from external customers attributed to foreign countries was immaterial.

Should net revenue from external customers attributed to foreign countries become material in future years, we will update our disclosures.

Amneal Pharmaceuticals, 400 Crossing Boulevard, 3rd Floor, Bridgewater, NJ 08807

P. 908.947.3120    F. 908.947.3146                www.amneal.com

With respect to long-lived assets, we will prospectively revise the segment disclosures in our 2022 Annual Report on Form 10-K to separately present our long-lived assets in the United States, India and Ireland. The disclosure will be substantially in the form of the disclosure set forth below and will be updated, as appropriate, as of December 31, 2022.

Long-lived assets, which are comprised of property, plant and equipment, net and operating and financing lease right-of-use assets, are attributed based on physical location. Long-lived assets by country were as follows (in thousands):

	December 31,	December 31,
	2021	2020
United States	$388,818	$416,637
India	189,885	121,046
Ireland	60,300	67,027

	$ 639,003	$ 604,710

ASC 280-10-50-39 requires entity-wide segment disclosures of geographic revenue and long-lived assets in annual reporting periods only; accordingly, the foregoing changes will only be made to our Annual Reports on Form 10-K.

If you have any questions regarding the Company’s response, or you require additional information, please contact me at (908) 280-6095.

Sincerely,

AMNEAL PHARMACEUTICALS, INC.

/s/ Anastasios Konidaris
Anastasios Konidaris
Executive Vice President, Chief Financial Officer

cc:	Chirag Patel, President and Co-Chief Executive Officer

Chintu Patel, Co-Chief Executive Officer